EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$3,789	$3,430	$3,538	$3,005	$2,563

Add:
Interest on indebtedness and amortization of debt expense discount or premium	58	64	88	106	167
Portion of rents representative of interest factor	82	73	71	61	52
Loss on equity investments	—	—	—	—	—
Less:
Gain on equity investments	(6)	(5)	(5)	(4)	(3)
Income as adjusted	$3,923	$3,562	$3,692	$3,168	$2,779
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$58	$64	$88	$106	$167
Portion of rents representative of interest factor	82	73	71	61	52
Capitalized interest	1	4	14	9	6
Total fixed charges	$141	$141	$173	$176	$225
Ratio of earnings to fixed charges	27.8	25.3	21.3	18.0	12.4